Exhibit 12.1

BRAVO BRIO RESTAURANT GROUP, INC.
EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Year-ended
	December 25,	December 27,	December 28,	December 29,	December 30,
Computation of Earnings:	2016	2015	2014	2013	2012

Net income (loss) before income taxes	$(16,882)	$1,716	$14,105	$7,275	$21,800
Add
Gross Interest Expense	1,579	1,399	651	767	977
Capitalized Interest	—	—	—	—	—
40% of Minimum Rent	8,624	8,058	7,481	7,572	6,981

Earnings as Adjusted	(6,679)	11,173	22,237	15,614	29,758

Computation of Fixed Charges:
Gross Interest Expense	1,579	1,399	651	767	977
40% of Minimum Rent	8,624	8,058	7,481	7,572	6,981

Fixed Charges	10,203	9,457	8,132	8,339	7,958

Ratios of Earnings to Fixed Charges	(0.65)	1.18	2.73	1.87	3.74